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	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0101 Expires: February 28, 2014 Estimated average burden hours per response . . . 1.00
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	FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933	DOCUMENT SEQUENCE NO.
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.	CUSIP NUMBER
1 (a) NAME OF ISSUER (Please type or print) Macquarie Infrastructure Company LLC	(b) IRS IDENT. NO. 43-2052503	(c) S.E.C. FILE NO. 1-32384	WORK LOCATION
1 (d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
125 West 55th Street	New York	New York	10019	AREA CODE	NUMBER
				212	231-1000
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) RELATIONSHIP TO ISSUER	(c) ADDRESS STREET	CITY	STATE	ZIP CODE

	Macquarie Infrastructure Management (USA) Inc.	Affiliate	c/o Macquarie Infrastructure Company LLC 125 West 55th Street	New York	NY	10019

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.
3 (a)	Title of the	(b)	Name and Address of Each Broker	SEC USE ONLY	(c)	Number of Shares	(d)	Aggregate	(e)	Number of Shares	(f)	Approximate	(g)	Name of
	Class of Securities To Be Sold		Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	Broker-Dealer File Number		or Other Units To Be Sold (See instr. 3(c))		Market Value (See instr. 3(d))		or Other Units Outstanding (See instr. 3(e))		Date of Sale (See instr. 3(f)) (MO. DAY YR.)		Each Securities Exchange (See instr. 3(g))
	Limited Liability Company Interests		Macquarie Capital (USA) Inc. 125 West 55th Street New York, New York 10019			1,025,000		$52,920,750 (as of 02/22/2013)		47,453,943		From 02/25/2013 to 03/15/2013		NYSE

INSTRUCTIONS:
1.	(a)	Name of issuer	3.	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
				(f)	Approximate date on which the securities are to be sold
2.	(a)	Name of person for whose account the securities are to be sold		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(b)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(c)	Such person’s address, including zip code
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
SEC 1147 (08-07)

TABLE I –– SECURITIES TO BE SOLD
Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefore:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Limited Liability Company Interests	07/13/2007	Acquired upon reinvestment of management fees of $957,148.	Macquarie Infrastructure Company LLC	21,972	N/A	Acquired upon reinvestment of management fees of $957,148.
Limited Liability Company Interests	10/01/2007	Acquired upon reinvestment of management fees of $36.85 million.	Macquarie Infrastructure Company LLC	1,003,028	N/A	Acquired upon reinvestment of management fees of $36.85 million.

INSTRUCTIONS:	1.	If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.	2.
If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds

REMARKS:

INSTRUCTIONS:	ATTENTION:
See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed. If such person has adopted a written trading plan or given trading instructions to satisfy Rule 10b5-1 under the Exchange Act, by signing the form and indicating the date that the plan was adopted or the instruction given, that person makes such representation as of the plan adoption or instruction date.

February 25, 2013	by Macquarie Infrastructure Management (USA) Inc., /s/ Jay Davis
DATE OF NOTICE	(SIGNATURE)

DATE OF PLAN ADOPTION OR GIVING OF INSTRUCTION, IF RELYING ON RULE 10B5-1
The notice shall be signed by the person for whose account the securities are to be sold.  At least one copy of the notice shall be manually signed.  Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)
SEC 1147 (02-08)